Darren C. Skinner
Darren.Skinner@aporter.com +1 202.942.5636 +1 202.942.5999 Fax 555 Twelfth Street, NW Washington, DC 20004-1206

July 25, 2014

CORRESPONDENCE FILED

VIA EDGAR SUBMISSION

James E. O’Connor, Esq.

Senior Counsel

Christina DiAngelo Fettig

Senior Staff Accountant

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

Re:	Corporate Capital Trust, Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form N-2 (File No. 333-189544)

Ladies and Gentlemen:

On behalf of our client, Corporate Capital Trust, Inc. (the “Company”), we are responding to the comments the Company has received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Post-Effective Amendment No. 1 to Registration Statement on Form N-2, File No. 333-189544, filed with the Commission on May 7, 2014 (the “Amendment”). To facilitate the Staff’s review, each of the Staff’s comments is set forth in bold, followed by the Company’s response. Terms used herein and otherwise not defined in this response have the meanings set forth in the Amendment.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Legal Comments

1.	Please add the following additional bullet based on the fact that, according to page F-35, the fund owes additional reimbursements.

Our distributions in our initial year of investment operations were not based on our investment performance, but were supported by our Advisors in the form of operating expense support payments to us. Now we are obligated to repay our Advisor and these repayments will reduce the current and future distributions that you should otherwise receive from your investment.

Response to Comment 1: No expense support amounts remain to be accrued for reimbursement to the Advisors after December 31, 2013, and the Company does not expect the Advisors to make any operating expense support payments to it in the future. In that light, the Company respectfully submits that the additional disclosure requested by the Staff should be unnecessary.

2.	The following disclosure appears on page 2:

We may fund our cash distributions to shareholders from any sources of funds available to us, including fee reductions by our Advisors that may be subject to repayment, as well as offering proceeds and borrowings. We have not established limits on the amount of funds we may use from any available sources to make distributions. Distributions from offering proceeds or from borrowings could also reduce the amount of capital we ultimately invest in portfolio companies. Our distributions in our initial year of investment operations resulted from operating expense support payments by our Advisors to us that we are obligated to repay within three years. You should understand that such distributions were not based on

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

our investment performance. You should also understand that our repayments to our Advisors in current and future periods will reduce the distributions that you would otherwise be entitled to receive.

As indicated in our previous comment, a cover bullet is required if the advisors are still recouping contributions or waived expenses.

Response to Comment 2: The Company directs the Staff to the Company’s response to Comment 1, above. The Company will delete the last sentence of the paragraph referenced in the Staff’s comment because that sentence is no longer correct. That deletion will be made in the Company’s Post-Effective Amendment No. 2 to Registration Statement on Form N-2, File No. 333-189544, to be filed concurrently with the transmission of this correspondence (the “POS 8C”).

3.	The following bullet-point disclosure appears on page 5:

Limited Leverage. We anticipate maintaining a relatively low level of leverage compared to traditional financial institutions and many unregulated investment funds. We believe that limiting our leverage will reduce volatility and risk in our portfolio. Furthermore, by maintaining prudent leverage levels, we believe we will be better positioned to weather market downturns. We do not foresee at any time reaching the 200% asset coverage ratio limitation for business development companies, as defined in the 1940 Act. We expect to borrow funds, including deemed senior securities, at an asset coverage ratio of approximately 250%.

This statement could be misleading because the fund, while not as levered as a bank or hedge fund is permitted to be, is levered to a greater extent than a normal closed-end fund would be permitted to be. Please delete this bullet point.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Response to Comment 3: The revision requested by the Staff will be made by the Company in the POS 8C.

4.	The following disclosure appears on page 7:

In the case of our portfolio of TRS reference assets, we receive all: (i) realized income and fees and (ii) realized capital gains generated by TRS reference assets. In return, we must pay quarterly to the TRS counterparty a payment consisting of: (i) realized capital losses and (ii) financing costs that are based on (i) a floating interest rate and (ii) the settled notional amount of TRS reference assets. The settled notional amount of TRS reference assets is the net aggregate of notional amounts where the purchase and sale of reference assets underlying total return swaps have been settled by the counterparty and serves as the basis for our payment of financing charges to the counterparty under the TRS agreements. The total notional amount of TRS reference assets includes the settled notional amount plus the effect of purchases and sale of reference assets where reference asset trade settlement is pending.

At this point in the prospectus this explanation of the TRS should be in “plain English.” For example, please define “notional amount.”

Response to Comment 4: The revision requested by the Staff will be made by the Company in the POS 8C. The revised disclosure will read as follows:

In the case of our portfolio of TRS assets, we receive all: (i) realized income and fees and (ii) realized capital gains generated by the TRS assets. In return, we must pay quarterly to the TRS counterparty a payment consisting of: (i) realized capital losses and (ii) financing costs that are based on (A) a floating financing rate and (B) the settled notional amount of the TRS assets. The settled notional

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

amount of the TRS assets is the net aggregate cost of the TRS assets underlying the TRS portfolio that are settled and owned by the counterparty, and this aggregate cost serves as the basis for our payments of financing charges to the counterparty under the TRS agreements. The total notional amount of TRS assets includes the settled notional amount plus the effect of the purchase and sale of TRS assets where a TRS asset trade settlement, if any, is pending.

5.	The following disclosure appears in note 4 on page 12:

Net assets employed as the denominator for expense ratio computation is $1.89 billion. This estimate is based on the assumption that we sell $1.236 billion worth of our common stock in the twelve month period ending December 31, 2014. Actual net assets will depend on the number of shares we sell, realized gains/losses, unrealized appreciation/depreciation and share repurchase activity.

Based on the fact that the Company is apparently selling 209 million shares at $10.20, we do not understand how the $1.236 billion is calculated. Would you explain to us how the $1.236 billion is derived?

Response to Comment 5: The Company confirms that it continues to believe that its estimate of gross offering proceeds for 2014 is reasonable based on the current information. The Company works with its managing dealer in forecasting capital raise activity on a weekly, monthly and annual basis. The Company has made a best-effort estimate of its capital raise activity for the 12-month period ending December 31, 2014 based on such forecasting and a variety of other factors, as discussed next. The Company’s forecast of the gross capital raise for 2014 is not based solely on the shares offered and the share offering price, but includes additional variables such as the trend-line of its capital raise run rates, the present and projected size of the broker-dealer syndicate for the current offering of

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

common stock, and the relative positioning of the Company’s offering in the equity capital markets for unlisted business development companies.

As disclosed in the Amendment, the Company raised gross offering proceeds of 122.75 million and net offering proceeds of $111.17 million during the first quarter of 2014. This is consistent with the Company’s forecasts given that (i) the first quarter of the year is traditionally a low-volume period for capital raising for the Company, and (ii) broker-dealers were in the process of transitioning from the prospectus covering the Company’s initial public offering to the prospectus in the Amendment, which covers the current follow-on offering. Capital raising by the Company from the beginning of the year through its most recent closing, the gross proceeds of which total approximately $444 million, remains consistent with the Company’s forecasts. Following the effectiveness of the POS 8C and for the remainder of 2014, the Company expects its capital raising to increase at a greater rate as compared to the year to date capital raise. That anticipated increase in capital raising is based, in part, on the expected entry of the Company’s dealer manager into additional selling agreements with selected broker-dealers, including broker-dealers with significant selling platforms and forecasted sales. In addition, the Company understands that certain of the already contracted broker-dealers plan to ramp-sales following the effectiveness of the POS 8C and their receipt of the new prospectus contained therein. Notwithstanding the foregoing, the Company will continue to monitor its assumptions regarding its capital raising for 2014. If those assumptions change in any material and relevant respect, the Company will supplement the prospectus to reflect those changes in the “Fees and Expenses” table.

The reference in footnote 4 of the fee table to $1.89 billion of net assets represents estimated weighted average net assets of the Company determined as follows: (i) the calculation starts with the Company’s $1.43 billion in actual net assets as of December 31, 2013, (ii) that is followed by layering in the assumed $1.236 billion in gross offering proceeds for 2014 (as referenced in such footnote 4), which would generate $1.112 billion in net equity contribution for 2014, and (iii) on that basis, the month-end balances for 2014 are then averaged to arrive at a weighted average net asset estimate of $1.89 billion over the 12 months of 2014. To clarify this point, the Company will in the POS 8C add the phrase “weighted

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

average” immediately before the phrase “net assets” as it appears at the beginning of the first sentence of such footnote 4.

6.	Please delete the following paragraphs of disclosure, or compare and discuss fully the costs and risks of external management (and if the risks of internal management are to be described, the corresponding benefits of internal management should be discussed, (such as that it would better enable the board to tailor the fees to the performance of the manager)):

If we internalize our management functions, your interest in us could be diluted, we could incur other significant costs associated with being self-managed and may not be able to retain or replace key personnel, and we may have increased exposure to litigation as a result of internalizing our management functions.

We may internalize management functions provided by our Advisors. Our board of directors may decide in the future to acquire assets and personnel from our Advisors or their affiliates for consideration that would be negotiated at that time. There can be no assurances that we will be successful in retaining our Advisors’ key personnel in the event of a management internalization transaction. In the event we were to acquire either of our Advisors, we cannot be sure of the form or amount of consideration or other terms relating to any such acquisition, which could take many forms, including cash payments, promissory notes and/or shares of our stock. The payment of such consideration could reduce our net investment income.

We cannot reasonably estimate the amount of fees to our Advisors that we would avoid paying, and the costs we would incur, if we acquired these entities, or acquired assets and personnel from these entities. If the expenses we assume as a result of management

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

internalization are higher than the expenses we avoid paying to our Advisors, our net investment income would be lower than it otherwise would have been had we not acquired these entities, or acquired assets and personnel from these entities.

Additionally, if we internalize our management functions, we could have difficulty integrating these functions. Currently, the officers and associates of our administrator and related parties and contracting parties with our administrator perform general and administrative functions, including accounting and financial reporting. We may fail to properly identify the appropriate mix of personnel and capital needs to operate as a stand-alone entity. An inability to manage an internalization transaction effectively could result in our incurring additional costs and divert our management’s attention from effectively managing our portfolio or our operations.

In recent years, management internalization transactions have been the subject of shareholder litigation. Shareholder litigation can be costly and time-consuming, and there can be no assurance that any litigation expenses we might incur would not be significant or that the outcome of litigation would be favorable to us. Any amounts we are required to expend defending any such litigation will reduce our net investment income.

Response to Comment 6: In response to the Staff’s comment, the Company will delete those paragraphs in the POS 8C.

7.	The following disclosure appears on page 22:

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

The incentive fee that we pay does not include a “high water” benchmark, which means that in any year we may be obligated to pay an incentive fee even if we experience a loss over the entire course of said year.

We suggest that there should be a fuller explanation of high water benchmark.

Response to Comment 7: In the POS 8C, the Company will replace the disclosure referenced in the Staff’s comment with the following:

The quarterly incentive fee on income that we pay is recognized and paid without regard to: (i) the trend of pre-incentive fee net investment income on adjusted capital over multiple quarters in arrears which may in fact be consistently less than the preference return, or (ii) the net income or net loss in the current calendar quarter, the current year or any combination of prior periods.

8.	Please delete the word “typical” in the following disclosure wherever it appears:

Our investments may include OID and PIK instruments. To the extent OID and PIK constitute a portion of our income, we will be exposed to typical risks associated with such income being required to be included in accounting income and taxable income prior to receipt of cash, including the following….

Response to Comment 8: The revision requested by the Staff will be made by the Company in the POS 8C.

9.	Please delete the word “usually” in the following disclosure wherever it appears:

Also, since a portion of the public offering price from our sales of shares is used to pay expenses, commissions

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

and fees, the full offering price paid by our shareholders is not usually invested in portfolio companies.

Response to Comment 9: The revision requested by the Staff will be made by the Company in the POS 8C.

10.	The following disclosure appears on page 74:

We may, at our discretion, carry forward taxable income in excess of calendar year distributions and pay a 4% federal excise tax on this excess taxable income.

We suggest that there should be an explanation of the circumstances when the fund would choose to incur the excise tax. For example, doing so could amount to taking a 4% loan from the government. Would this be an instance when the fund would choose to pay the excise tax?

Response to Comment 10: In response to the Staff’s comment, the Company will in the POS 8C add the following sentence immediately following the disclosure referenced in the comment:

We might choose to do so, for example, in order to retain the excess taxable income for investment purposes and/or to defer the payment of distributions associated with the excess taxable income to future calendar years.

11.	Please define the term “forward-looking annual yield” in the following disclosure that appears on page 81:

As of December 31, 2013, the estimated forward-looking annual yield of the originated debt investments was 11.6% based on amortized cost, as compared to 9.1% for the remainder of our debt investment portfolio.

Response to Comment 11: In response to the Staff’s comment, the Company will define and disclose the “estimated forward-looking annual yield” in the POS 8C as follows:

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

The estimated forward-looking annual yield for our debt investments is represented by a fraction, (i) the numerator of which is the sum of (a) the annual interest rate of each debt investment multiplied by its par amount as of the end of the applicable period, plus (b) the annual amortization of the purchase or original issue discount or premium of each debt investment, if any; and (ii) the denominator of which is the total amortized cost of all debt investments included in the calculated group as of the end of the period.

12.	The following disclosure appears on page 95:

Variable interest rate investments that feature a base rate floor generally reset to the then prevailing three-month LIBOR only if the reset base rate exceeds the base rate floor on the applicable interest rate reset date, in which cases we may benefit through an increase in interest income from such interest rate adjustments. At December 31, 2013, we held an aggregate investment position of $43.25 million at par value in variable interest rate debt investments that featured variable interest rates without any minimum base rates, or approximately 3.6% of our portfolio of variable interest rate debt investments. In the case of these “no base rate floor” variable interest debt investments held in our portfolio, we may benefit from increases in the base rates that may subsequently result in an increase in interest income from such interest rate adjustments.

It should be discussed in the risk factor disclosure that because the bulk of the portfolio is subject to base rate floors, when rates go up initially the fund will effectively incur a disintermediation loss. This is because while the fund’s borrowing costs go up, its income will remain static until the floors are exceeded.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Response to Comment 12: In response to the Staff’s comment, the Company will in the POS 8C revise the disclosure in the section captioned “Risk Factors— Risks Related to our Investments— We are exposed to risks associated with changes in interest rates” in the following manner. Immediately after the existing first paragraph of that section, which currently reads as follows:

We are subject to financial market risks, including changes in interest rates. Because we borrow money to finance a portion of our Investment Portfolio, our net investment income depends, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income.

the Company will insert a new second paragraph, which will read as follows:

Moderate increases in interest rates may reduce our net investment income, depending on the types of credit facilities we employ to borrow funds for investment purposes. Several of our credit facilities that enable us to borrow capital from lenders feature floating interest rate provisions and no base interest rate floors. Meanwhile, a substantial portion of our debt investment portfolio features variable interest rates coupled with base interest rate floors (e.g. a base interest rate of 3-month LIBOR plus a margin of 450 basis points with a base interest rate floor of 75 basis points results in an overall daily coupon rate of 5.25%/360 as long as 3-month LIBOR is below 0.75%). As a result, the first leg of interest rate increases from prevailing interest rate levels will likely result in nearly immediate increases in the cost of our borrowings while a substantial portion of our variable interest rate debt investment

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

portfolio will not experience any increase in interest income unless and until the LIBOR reference rates that predominantly apply to our debt investment portfolio increase materially above 1.0%.

13.	The following disclosure appears on page SAI-15:

We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.

Borrowings for emergency purposes are not covered by Section 18(g). Accordingly, please delete the words “or emergency” in this disclosure.

Response to Comment 13: In response to the Staff’s comment, the Company will in the POS 8C delete the phrase “or emergency” from the referenced disclosure.

14.	The following disclosure appears in the footnote to the table in Note 6 to the Financial Statements on page F-35.

(1) As of December 31, 2013 the Company has accrued $1,136 for Reimbursement Payment to Advisors.

As should be disclosed by means of a bullet on the cover, it appears that shareholders are having their current distributions reduced because of past support payments.

Response to Comment 14: The Company directs the Staff to the Company’s response to Comment 1, above.

Accounting Comments

15.	Please file a POS8C responding to our comments. Please include an updated consent of the independent registered public accounting firm.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Response to Comment 15: The Company will file the POS8C responding to the Staff’s comments. An updated consent of the independent registered public accounting firm will be filed with the POS8C.

16.	Please update the financial information in the document to include the updated unaudited quarterly information.

Response to Comment 16: The POS8C will include the updated unaudited quarterly information.

17.	Page 12- Footnote (4) to the fee table discloses that you expect to sell $1.236 billion worth of common stock during the 12 months ended December 31, 2014. Please explain the basis for these estimates.

Response to Comment 17: The Company directs the Staff to the Company’s response to Comment 5, above.

18.	Please explain the statement included in footnote (2) to the fee table: “While we believe that these estimates are reasonable, the actual offering expense reimbursement ratio may be higher than 1.0%”. Disclosure elsewhere indicates that the reimbursement rate is limited to 1.0% of gross proceeds raised. Confirm that the Company will sticker the prospectus when and if the reimbursement rate is changed from 1.0% of gross proceeds raised.

Response to Comment 18: Currently, the Company’s board of directors has approved an offering expense reimbursement rate of 1.0% of gross proceeds raised. The Advisory Agreement contains a provision that the maximum offering expense reimbursement rate is 5%, subject to approval by the Company’s board of directors. The Company confirms that it will sticker its prospectus when and if the authorized offering expense reimbursement rate exceeds 1.0% of gross proceeds raised.

19.	Please confirm that the disclosure set forth on pages 46-53 under the heading “Portfolio Companies” complies with Item 8.6 of Form N-2, specifically, Instruction 2 regarding the nature of the business of portfolio companies representing five percent of the Registrant’s assets.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Response to Comment 19: In the POS 8C, the Company will revise the disclosure referenced in the Staff’s comment to comply better with Instruction 2 to Item 8.6 of Form N-2. The revised disclosure is as follows:

Set forth below is a description of each portfolio company in which we have made an investment that represents greater than 5% of our total assets as of December 31, 2013. Because of the relative size of our investments in these companies, we are exposed to a greater degree to the risks associated with these companies.

Excelitas Technologies Corp. is a global technology leader focused on delivering innovative, customized, high-performance optoelectronics and advanced electronic systems to leading original equipment manufacturers in the industrial, medical, aerospace, and defense industries. The company’s revenue and profit can be impacted by manufacturing output, which is tied to consumer spending and defense spending. These spending categories are cyclical and expected to remain flat or decline in the short-term.

Hilding Anders is the largest manufacturer of mattresses and related bedding products in Europe and Russia, with a growing presence across Asia. Hilding Anders’s global footprint includes sales to over 60 countries across Eurasia, 25 production facilities, 600 owned or franchised retail stores and 6,900 employees. The company’s demand drivers are homebuilding and consumer spending in its end markets. A decrease in consumer spending or an increase in the level of unemployment could have a material impact on the company.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Page F-2 Consolidated Statements of Assets and Liabilities

20.	Add a “Commitments and Contingencies” line item to the Statement of Assets and Liabilities along with a parenthetical reference to the specific note to financial statements that include disclosures of commitments and contingencies, such as Note 12 on page F-42 that contains disclosure of unfunded commitments. Refer to Article 6-04.15 of Regulation S-X.

Response to Comment 20: In subsequent quarterly and annual filings, the Company will include the disclosure and reference to notes to financial statements requested by the Staff’s comment.

Pages F-6 through F-10- Consolidated Schedule of Investments

21.	We note that certain investments are categorized as “Structured Products”. These investments represent approximately 2.4% of total assets. It appears as if these investments are CLOs. Are there any investments in CLOs other than those identified as “Structured Products”? What percentage of the fund’s total assets can be invested in CLOs? If CLO investments are expected to increase, add risk disclosure and a description of the nature and structure of CLO investments. Note 3 on page F-22 briefly references CLOs.

Response to Comment 21: The Company previously added more discussion about Structured Products, as shown on page 75 and SAI-4 of the Amendment. The category for Structured Products in not exclusively reserved for CLOs. In addition, the Company would direct the Staff’s attention to page 44 of the Company’s Form 10-Q for the period ended March 31, 2014, where the Company defines Structured Products as follows:

“Structured Products. We also invest in structured products, which may include collateralized debt obligations (“CDOs”), collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”), structured notes and credit-linked notes. These investment entities may be structured as trusts or other types of pooled investment

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

vehicles. They may also involve the deposit with or purchase by an entity of the underlying investments and the issuance by that entity of one or more classes of securities backed by, or representing interests in, the underlying investments or referencing an indicator related to such investments.”

The Company can confirm that there are no investment allocation limits defined in the prospectus for CLOs. When and if the CLO investment allocation exceeds 5% of total assets, the Company will add risk disclosure and a description of the nature and structure of its CLO investments.

22.	Disclose the specific LIBOR rate used in calculating the interest rate of each investment. Consider disclosing the current rate of interest in effect at year-end.

Response to Comment 22: In response to the Staff’s comment, the Company will include the following footnote on the Schedule of Investments in subsequent quarterly and annual filings:

Certain variable rate securities in the Company’s portfolio bear interest at a rate determined by a publicly disclosed base rate plus a basis point spread. As of Month xx, 2014, the three-month London Interbank Offered Rate was 0.xx% and the Euro Interbank Offered Rate was 0.yy%.

23.	We note that certain securities pay PIK interest. A footnote to the Schedule of Investments defines PIK as “payment-in-kind”. Please consider including a detailed description of the meaning of payment-in-kind in the footnote. An example disclosure is “8.25% or 9% PIK”. Disclose the actual rate in effect at the reporting period date. Also, please see the item addressed in the AICPA Audit Risk Alert- Investment Company Industry Developments 2013/14.

Response to Comment 23: In response to the Staff’s comment, the Company confirms that it will expand its disclosure in the PIK footnote to the Schedule of

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Investments in subsequent quarterly and annual filings. (For each investment that may result in PIK income, the Company already discloses the actual interest rate in effect at the reporting date.) The Company also confirms that it will present the range of PIK interest rates in subsequent quarterly and annual filings in the footnotes to the Schedule of Investments when such securities are held by the Company.

24.	Please include a reference to the notes that disclose the terms of the total return swap and foreign currency exchange contracts.

Response to Comment 24: In response to the Staff’s comment, the Company confirms that it will in subsequent quarterly and annual filings include in the Schedule of Investments that reference to the relevant financial statement footnotes.

25.	Note (f) to the Consolidated Schedule of Investments identifies non-qualifying assets. We note that the foreign currency forward contracts are identified as non-qualifying assets. What amount is counted as non-qualifying assets related to forward currency exchange contracts?

Response to Comment 25: The Company considers all foreign currency forward contracts as non-qualifying assets and all amounts related to such investments are excluded from the numerator of the qualifying asset ratio pursuant to Section 55(a) of the Investment Company Act of 1940.

26.	Note (h) identifies those securities pledged as collateral supporting the amounts outstanding under the committed facility agreement with BNP Paribas Prime Brokerage, Inc. that are eligible to be hypothecated as allowed under Rule 15c2-1(a)(1) of the Exchange Act subject to the limits of the Rehypothecation Agreement. A note on page F-40 further describes this arrangement. Disclose the limits referenced of the Rehypothecation Agreement. What percentage of securities can be rehypothecated? Are any fees received in connection with the rehypothecation of securities? Are these fees split between the BDC and any other party? Disclose what happens if the rehypothecated securities are not returned to the BDC by the counterparty.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Response to Comment 26: In response to the Staff’s comment, the Company will include the requested disclosure in subsequent annual filings. Some of the pledged securities that are rehypothecated may generate fees that are payable solely to the Company by BNP Paribas.

Notes to Consolidated Financial Statements

27.	Page F-20 - References “certain other expenses incurred under the TRS”. What “certain other expenses” are being referenced in this disclosure? Are these expenses disclosed elsewhere in the notes to financial statements?

Response to Comment 27: The reference to “certain other expenses” encompasses fees and expenses that are typically associated with the purchase, sale and settlement of corporate debt investments, including accrued interest between trade date and settlement date, compensation for delayed settlement, and third party security clearing expenses. The disclosure of these expenses can be found on page F-27 of the Amendment because these expenses are included in the line labeled as “Interest and fee income”. These expenses, or additional settlement fee income, are not separately identified.

28.	Page F-25 - In Note 4, “Derivative Instruments”, please include the disclosure requirements of FASB ASC 815-10-50-1A(d). The information enabling users of financial statements to understand the volume of its derivative activity.

Response to Comment 28: In response to the Staff’s comment, the Company will include the requested disclosure in subsequent quarterly and annual filings.

29.	Page F-26 - Disclose the counterparty to the forward currency exchange contracts.

Response to Comment 29: In response to the Staff’s comment, the Company will include the requested disclosure in subsequent quarterly and annual filings.

30.	Page F-27 discloses the components of the TRS fair value and TRS realized gain. Please explain the nature of the financing charge in both of these reconciliations.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Response to Comment 30: The Company respectfully submits that the disclosure requested by the Staff’s comment is already adequately set out in footnote 4 on page F-27 of the Amendment.

Note 6- Agreements and Related Party Transactions

31.	Page F-34 - Discloses that “Under the terms of the Investment Advisory Agreement, the Advisors are entitled to reimbursement of certain expenses incurred on behalf of the Company in connection with its investment operations and investment transactions”. Page F-33 discloses $469,000 of “Investment expense reimbursements” that were paid to KKR. Are these the same fees? Describe the nature of the services provided for these fees. Where are these fees disclosed in the Statement of Operations?

Response to Comment 31: The Company confirms that the $469,000 of investment expense reimbursement to KKR is the same as the reimbursement of certain expenses incurred on behalf of the Company in connection with its investment operations and investment transactions as provided for under the terms of the Investment Advisory Agreement. These are not considered fees paid to KKR, but rather represent the reimbursement of third-party legal fees, transaction fees and other due diligence fees incurred by KKR on behalf of the Company in connection with specific “good deal” and “dead deal” investments. These expenses are included in “Other” expenses in the Statement of Operations on page F-3 of the Amendment.

32.	Page F-33 - Please reconcile the amounts of offering expenses of $7,750 on the chart on page F-33 to the financial statements. The Statement of operations discloses $6,502 in offering costs. Disclosure elsewhere on page F-33 discloses $7,947 of offering expense reimbursements paid to the advisor during the year ended December 31, 2013. Please provide a reconciliation of the total amount of offering expenses incurred to date, the amount of offering expenses paid and the amounts still remaining subject to reimbursement, subject to the 1% cap. Please disclose when the reimbursement rate of 1% of gross offering proceeds expires.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Response to Comment 32: In response the Staff’s comment, the requested reconciliation is as follows:

Rollforward of offering expense in 2013:
$2,146	Deferred offering expense (asset) at 12.31.2012 (page F-2)
7,750	2013 additional capitalized offering expenses (Advisor reimbursement) (page F-33)
(6,502)	2013 amortization to current period expense (page F-3)

$3,394	Deferred offering expense (asset) at 12.31.2013 (page F-2)

Cash paid for offering expenses in 2013:
$437	Amount payable as of 12.31.2012 (page F-33)
7,750	Additions to payable (Advisor reimbursement (page F-33)
(240)	Amount payable as of 12.31.2013 (page F-33)

$7,947	2013 total year cash paid (page F-33)

The Company will include the reconciliation of cash paid for offering expenses in its future filings.

Total Organization & Offering expenses inception to date, by Securities offering registration, as of December 31, 2013:

	First Offering (closed)	Second Offering (open)	Total
Total expenses incurred	$11,743	$1,819	$13,562
Total expenses reimbursed	(11,743)	(258)	(12,001)

Outstanding unreimbursed expenses	—	$1,561	$1,561

In further response to the Staff’s comment, the Company confirms that the reimbursement rate of 1% expires or terminates when the current follow-on public offering is terminated. (The reimbursement of offering expenses is the lesser of actual offering expenses or 1% of gross offering proceeds; and the 1% reimbursement rate cap was established by the Company’s board of directors.)

33.	Regarding the expense support arrangement, please confirm that the repayment of expenses previously waived are in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 which states:

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

The SEC staff has seen instances where funds instituted a cap in the first year of operations and then increased the cap in subsequent years above the current expense ratio. The SEC staff reminds registrants that they cannot begin to recapture prior year expenses incurred under previous expense cap arrangements solely because of an increase in the current year’s expense cap. Prior year expenses can be recaptured only if the current expense ratio is less than the prior year expense cap that was in place when such prior year expenses were waived.

Response to Comment 33: The Company confirms that the repayment of prior-period expense support payments was in accordance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

34.	Page F-36 - In the “Share Transactions” note, disclose the offering expenses incurred related to each offering.

Response to Comment 34: In response to the Staff’s comment, the Company will disclose in subsequent annual filings (in the applicable note to financial statements) the amount of offering expenses incurred and reimbursed for each of the Company’s offerings of common stock. The Company also directs the Staff’s attention to relevant disclosure contained in the Company’s Form 10-K for the year ended December 31, 2013. That disclosure, which appears on page 51 of the Form 10-K (under the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Contractual Obligations— Investment Advisory Agreements”), discusses the full-cycle organization and offering expenses that were incurred and reimbursed in relation to the Company’s initial offering of common stock.

35.	Page F-38 - In the financial highlights table, move the ratio of total investment income to average net assets to a footnote or below the net investment income ratio. This ratio of total investment income to average net assets is not required by Form N-2 and should not be given more prominence than the required ratios.

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

Response to Comment 35: In subsequent quarterly and annual filings, the Company will reorder the disclosure as requested by the Staff’s comment.

36.	Page F-40 - In the “Deutsche Bank Credit Facility” note define “adjusted LIBOR” and disclose the rate of the commitment fees.

Response to Comment 36: In subsequent quarterly and annual filings, the Company will make the disclosures requested by the Staff’s comment. In addition, in its future filings, the Company will delete the word “adjusted” from the phrase “adjusted LIBOR” as it appears in this disclosure and any related disclosures.

37.	Page F-42 - Disclose the portfolio companies to which the unfunded commitments relate. We recognize there is diversity in practice related to the disclosure of unfunded commitments. Would the terms of the unfunded commitments result in the recordation of these unfunded commitments on the Schedule of Investments?

Response to Comment 37: In response to the Staff’s comment, the Company will include the requested disclosure regarding unfunded commitments in subsequent filings. The Company routinely discloses the total amount of unfunded commitments and the number of unfunded commitments in the footnotes to its financial statements and excludes both the investment position and the unfunded commitment amount from the Schedule of Investments. Partially funded investments are disclosed in the Schedule of Investments along with a footnote disclosure of the unfunded commitment amount.

* * *

The Company hereby acknowledges that:

•	the Company is fully responsible for the adequacy and accuracy of the disclosure in the filing, and a Commission declaration of effectiveness of the Amendment will not relieve the Company of such responsibility;

James E. O’Connor, Esq.

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

July 25, 2014

•	neither Staff comments, changes to disclosure in response to Staff comments, nor any Commission declaration of effectiveness of the Amendment, forecloses the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (202) 942-5636, or, in my absence, Richard E. Baltz at (202) 942-5124, with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Darren C. Skinner